February 16, 2007
VIA EDGAR AND REGULAR MAIL
Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. (the “Company”) SEC Comment Letter dated January 30, 2007 File No. 000-27659
Dear Ms. Davis:
          We have reviewed your letter dated January 30, 2007 regarding comment on the Company’s Form 10-KSB for the fiscal year ended April 30, 2006 and Form 10QSB for the fiscal quarter ended October 31, 2006. This letter is in response to your comment letter. The Company has provided information in response to your comments as set forth below.
Form 10-KSB for the Fiscal Year Ended April 30, 2006
Report of Independent Registered Public Accounting Firm, page F-2
1.	Comment: We note that your independent auditors signed their audit opinion as Pannell Kerr Forster and further indicated that the firm is located in Vancouver, Canada and registered with the PCAOB as Smythe Ratcliffe. Please clarify why it was necessary for your independent auditors to sign their audit opinion in this manner. In doing so, please tell us how your independent auditors determined that their local firm was registered with the PCAOB at the time of the audit engagement.
Response: Smythe Ratcliffe’s Registration Application to the Public Company Accounting Oversight Board (the “PCAOB”) was approved by the PCAOB on July 28, 2004 and in item 1.1(3) “Other Name Used” indicates “Pannell Kerr Forster, Vancouver, Canada”. Smythe Ratcliffe is a member firm of PKF International Ltd. and as such is entitled to use the name

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

“Pannell Kerr Forster”, which is registered with the Institute of Chartered Accountants of British Columbia. The auditor’s reports on financial statements of CanWest Petroleum Corp. (now Oilsands Quest Inc.) have been signed in this manner on prior years’ filings and reports. We are advised by our auditors this style of signature appears on several of their SEC filers and originated as a result of discussions with SEC representatives in prior years including one on December 1, 2004 between Ms. Caroline Luutu of the SEC and Mr. Rick Henshaw of Smythe Ratcliffe. Our auditors also advise they are in receipt of correspondence (e-mail) from the PCAOB (PCAOB Update @PCAOBUS.ORG July 28, 2006 PCAOB Registrant Communication) confirming their registration.
Consolidated Statements of Operations, page F-4
2.	We note your line item described as “Recovery of exploration costs.” It appears this transaction represents a gain on extinguishment of a liability rather than a recovery of a cost. Please re-characterize the line item to more clearly describe its nature.
Response: In future filings we will more clearly describe the nature of line item “Recovery of exploration costs” by changing the description to “Gain on extinguishment of a liability on sale of a subsidiary.”
Notes to the Consolidated Financial Statements, page F-9
Note 2, Summary of Significant Accounting Policies, page F-9
3.	We note that various alternatives exist for the extraction of bitumen. Please expand your disclosures to explain that in-situ oil sands production that is similar to conventional oil production recovered through wells that are enhanced with thermal energy to heat the bitumen so that it will flow to the well bore is deemed to be oil and gas production activity. Please expand your disclosures to discuss how you would intend to account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you would expect to account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Rule 4-10 of Regulation S-X. Your revised footnote should include all disclosures required by the appropriate literature to ensure clear disclosure.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

Response: As you suggest various alternatives exist for the extraction of bitumen. We are only in the very early stages of our exploration process. We are currently exploring for oil sands deposits. As we continue in our exploration process we will attempt to delineate the resource and identify a likely method of extraction. We are not in a position to determine the method of extraction to be used until we have completed the resource delineation process. In-situ oil sands production is only one alternative.
In order to clarify our current position we will expand our note disclosure in future filings to describe the nature and status of our exploration activities and clearly state that we are exploring for oil sands deposits in an attempt to delineate a commercial resource.
In the future, if the Company is in a position to report Proved Oil and Gas Reserves we will provide the required disclosures.
4.	Additionally, please expand your disclosure to explain to investors that tar sands that are excavated from the ground and transported to a processing plant to separate the bitumen from the tar sands are deemed to be mining activities. Please expand your disclosures to discuss how you would account for your mining operations under accounting principles generally accepted in the United States including the disclosure requirements of Industry Guide 7. Your revised footnote should include all disclosures required by the appropriate literature to ensure clear disclosure.
Response: At this early stage in our exploration process we are not in a position to determine whether our operations will constitute an oil and gas operation or a mining activity. Therefore, we cannot determine which oil and gas or mining accounting requirement is most appropriate for our business.
We currently include the statement “All exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations.” We will be in a position to expand this disclosure as we determine more information about the asset which we are currently exploring.
Note 3. Business Combinations, page F-13
5.	We note your disclosure that included in CanWest’s interest in OQI as of April 30, 2006 are 571,428 OQI common shares that were acquired as part of the purchase of 571,428 units from a third party, whereby each unit consisted of one OQI common

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

share and one OQI share purchase warrant to purchase another common share. CanWest paid $4,932,482 for these units plus 1,500,000 share purchase warrants, whereby each warrant will allow the holder to acquire an additional CanWest common share for $2.00 until December 15, 2007. The $4,069,297 difference between the CanWest cost and the original issue price of these units by OQI and $1,713,929 in non-cash financing expense related to the issuance of the warrants has been allocated to property costs. Please tell us your source of GAAP you are relying upon for allocating this difference to property costs.
Response: In accordance with FAS 141 Paragraph 35 we allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.
At the date of acquisition, the fair values of all of the assets and liabilities of the subsidiary were equal to their carrying values except for the OQI Sask Oil Sands Exploration Permits. The fair value of the OQI Sask Oil Sands Exploration Permits, as estimated based on market transactions in similar assets, was higher than its carrying value and higher than the purchase price allocated. Therefore the excess of the purchase price over the book value acquired was allocated to the OQI Sask Oil Sands Exploration Permits.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

Note 4, Properties, page F-14
6.	We note your disclosure that permits granted by the Province of Saskatchewan provide for the right to explore and work the permit lands. Please tell us and disclose why you have relinquished certain percentages of the total acreage covered by these permits. In doing so, please tell us and disclose if you were required to maintain certain levels of exploration activities in order to ensure the continued right to explore and work the permit lands.
Response:
We state in Financial Statement Note 4a (F-14):
“In accordance with the terms of the Permits, OQI relinquished 40% of the total acreage covered by the Permits on May 31, 2005, and was required to relinquish another 40% of the remaining acreage by May 31, 2006.”
And later in the same Note we include the following statements:
“The Permits are subject to annual rental payments and certain levels of expenditures annually pursuant to the terms of the Permits and government regulations.” “As a result of OQI’s exploration activities it is in compliance with its exploration expenditure requirements.”
We can expand and rearrange the above disclosures in future filings as follows:
“The Permits granted by the Province of Saskatchewan require the relinquishment of 40% of the total acreage covered by the permits by the first anniversary date of the permits (May 31, 2005) and relinquishment of 40% of the remaining acreage by the second anniversary date (May 31, 2006). In addition to the above relinquishment requirements, under the governing regulations, Oilsands Quest Sask Inc. (“OQI Sask” is required to make annual rental payments and meet annual expenditure targets in order to maintain the permit lands as reduced by the relinquishments.
On May 31, 2005 OQI Sask relinquished the required 40% of the permit lands. OQI Sask has requested and obtained an extension of the May 31, 2006 relinquishment to

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

June 1, 2007. OQI Sask has paid all required annual rental payments and met all annual exploration expenditure targets and the permits are in good standing.”
Exhibit 31.1 and Exhibit 31.2
7.	Please confirm that the inclusion of your Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.
Response: Inclusion of these titles in the introductory paragraph was merely intended to identify the certifying individual, as specifically provided in the form of certification. We will remove the reference to titles in the introductory paragraph in future filings.
Form 10-QSB for the Quarterly Period Ended October 31, 2006
Note 3. Acquisitions, page F-8
8.	We note that on August 14, 2006, you increased your ownership interest in OQI Sask, going from 64.08% interest to a 100% interest via an acquisition. The purchase price is comprised of the fully diluted number of exchangeable shares, and the deemed value of the exchangeable shares is the average trading price of your common stock for the five days prior to and following August 14, 2006. Please tell us your source of GAAP you are relying upon for using the average trading price of your stock five days prior to and following August 14, 2006 rather than the date the terms of the agreement were agreed to and announced. Please refer to paragraph 22 of SFAS 141.
Response: In the context of valuing an acquisition where the consideration given is shares Paragraph 22 of SFAS 141 requires that “The market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued”.
On June 12, 2006 the Company announced that it had entered into an agreement to combine with its subsidiary subject to shareholder approval, and an exchange factor was announced subject to adjustment. On August 15, 2006 the Company announced the closing of the

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

acquisition of the minority interest in its subsidiary and the finalized exchange factor.
Completion of the transaction was not assured until it was approved by shareholders of the subsidiary on August 14, 2006. Approval of the transaction by shareholders of the subsidiary, other than the Company, was not assured. In addition the exchange factor to be used to exchange shares in the subsidiary for shares in the Company was not known until the transaction was agreed to by the shareholders.
For these reasons the August 14, 2006 date was used as the date that the terms of the acquisition were agreed and announced. Market quotes of the Company shares for five days prior to and following August 14, 2006 were considered to be a reasonable period for assessing the value of the shares used to complete the acquisition.
9.	In connection with your acquisition of OQI Sask, you may issue 76,504,304 of your common stock which includes a certain number of shares to be issued on the exercise of OQI Sask options and warrants. You have disclosed that any future proceeds received from the exercise or cancellation of OQI Sask options or warrants will reduce the purchase price if and when these events occur. Please tell us how you determined the fair value assigned to the OQI Sask options and warrants that were included in the $319,022,948 purchase price and provide your source of GAAP for such treatment. In doing so, please specify how you accounted for the OQI Sask options and warrants that were vested on the date of acquisition as compared to the unvested options and warrants
Response: The OQI Sask Options and warrants included in calculating the purchase price of the acquisition were valued at $4.17 per share being the market price of the shares for a reasonable period before and after the date of the terms of the acquisition were agreed to and announced as discussed in point 8 above multiplied by the exchange factor of 8.23. That is each option or warrant to purchase shares of OQI Sask was valued at 8.23 multiplied by $4.17 or $34.32.
This accounting treatment is in accordance with FAS 141 Paragraph 22 which states that “the quoted market price of an equity security issued to effect a business combination generally should be used”.
We have also reviewed the guidance set out in the June 30, 2005 Exposure Draft on Business Combinations. As discussed below, the amounts determined by the above method are not materially different from the amounts that would be calculated following the guidance in the Exposure Draft.
At August 14, 2006, 347,450 warrants to acquire OQI Sask shares were outstanding and not held by the parent company. All of such warrants were exercisable.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
February 16, 2007

At August 14, 2006, 1,980,000 options to acquire OQI Sask shares were outstanding and not held by the parent company. 1,642,500 of these options were vested, including 400,000 options which vested on completion of the combination. The 337,500 options not vested at August 14, 2006 were held by senior executives of OQI Sask who became the senior executives of the Company after the acquisition therefore these options were expected to vest and no distinction was therefore made in valuing the vested options as compared to the unvested options. The value of unvested options accounts for less than 4% of the total purchase price.
The 347,450 warrants plus the 1,980,000 options multiplied by the exchange factor of 8.23 is equivalent to 19,154,916 shares in the company which were valued at $4.17 per share.
We considered the valuation, determined as noted above, a fair value of the OQI Sask options and warrants outstanding at August 14, 2006 while also considering the valuation results using other methods of valuation such as the Black-Scholes option pricing model. The latter method produced a value with a difference from the result obtained using the above method, within 3% of the total acquisition cost.
Our statement that future proceeds of exercise of warrants or options would reduce the purchase price was incorrect. Proceeds of exercise of options and warrants will be credited to Additional paid in capital. Revisions will be incorporated in future filings.
We hope we have adequately addressed your comments. Please contact me if you have any questions.

Sincerely,
/s/ Theresa M. Mehringer
Theresa M. Mehringer

TMM/rr
Enclosure

cc:	Karim Hirji, Chief Financial Officer Oilsands Quest Inc.